January 13, 2025

Benjamin Gagnon
Chief Executive Officer
Bitfarms Ltd.
110 Yonge Street, Suite 1601
Toronto, Ontario, Canada M5C 1T4

       Re: Bitfarms Ltd.
           Amendment No. 1 to Registration Statement on Form F-4
           Filed December 20, 2024
           File No. 333-282657
Dear Benjamin Gagnon:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 8, 2024 letter.

Amendment No. 1 to Registration Statement on Form F-4
The Merger Proposal, page 38

1. Refer to your response to prior comment 9. Please revise to summarize the pre-
       emptive right provision, the standstill provision and the term of the Settlement
       Agreement.
Bitfarms's Reasons for the Merger, page 52

2. We note your response to prior comment 11. Please reconcile your statement on page
       23 that "the cumulative amount of non-recurring expenses expected to be incurred by
       Stronghold and Bitfarms in connection with the merger and completion of the transactions contemplated by the merger agreement is currently estimated to be approximately $18.0 million" with your revised disclosure on page 54 that "Bitfarms
 January 13, 2025
Page 2

       will incur substantial transaction fees and costs in connection with the merger, which is currently estimated to be approximately $9 million."
       Please contact Kate Tillan at 202-551-3604 or Rolf Sundwall at 202-551-3105 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or John Dana Brown at 202-551-3859 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets
cc:   Christopher Barlow